City of Buenos Aires, June 26, 2023

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Swap with Total Austral S.A.

I am writing to Bolsas y Mercados Argentinos and the National Securities Commission (Comisión Nacional de Valores), in my capacity as Responsible for Market Relations of Pampa Energía S.A.  (“Pampa” or the “Company”) pursuant to article 2, Section I, Title XII of the Regulations of the National Securities Commission (T.O. 2013).

To that end, I inform that on June 23, 2023 Pampa agreed with Total Austral S.A. (“Total”) to acquire 45% of Rincón de Aranda Area (the “Area”) and, in exchange, transfer to Total 100% of Parque Eólico Mario Cebreiro (the “Transaction”). The closing of the transaction is subject to the fulfillment of certain terms and conditions.

According to the provisions of art. 23, section (a), paragraph 9 of the Listing Rules of Bolsas y Mercados Argentinos S.A., it is informed that the Company is currently reviewing its terms pursuant to the applicable accounting regulations, therefore the net economic result of the Transaction will be informed in the Financial Statements of the Company after the closing date.

It must be pointed out that the Area has a conventional hydrocarbon exploitation concession, which has been requested to be converted into an unconventional one (condition precedent for the execution of both transactions) and in which the Company will hold 100% of the new unconventional concession, increasing its reserves as well as its crude oil production. With this incorporation, Pampa continues to diversify its presence in the energy sector, reinforces its commitment to the development of Vaca Muerta and increases its exposure in the unconventional oil segment, in an area with great production potential.

In addition, it is important to mention that Pampa, since 2018, has developed and acquired wind farms for a total of 387 MW. Despite the decrease in wind power as a consequence of the Transaction, the Company is developing the first two stages of "Pampa Energía VI Wind Farm" that will allow the company to add in the short term 140 MW, reaching a total power of 427 MW. In this way, the investments made in the renewable sector add up to more than US$ 1 billion.

Likewise, Pampa is the third largest gas producer in the Neuquén basin, has a stake equivalent to 8% of Vaca Muerta´s surface area, and will complete investments of more than US$1.1 billion in the 2021-2023 period to expand its production capacity of gas and oil.

Sincerely,

María Agustina Montes

Head of Market Relations